                                 August 10, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


    Re:  ATS Medical, Inc.
         Registration Statement on Form S-4
         SEC File No. 333-133341

Ladies and Gentlemen:

      In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of ATS Medical, Inc., hereby requests acceleration of the effective date of the above-referenced registration statement to 4:30 p.m., Washington, D.C. time, on Friday, August 11, 2006, or as soon thereafter as practicable.

                                Sincerely,


                                /s/ Michael D. Dale
                                --------------------------------------
                                Michael D. Dale
                                President and Chief Executive Officer